Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

1.

At the March 14, 2013 Board Meeting, the Board of Trustees of ING Intermediate Bond Portfolio approved the renewal of the 12b-1Plan fee waiver letter agreement under which IID waives an amount equal to 0.10% per annum, computed based upon the average daily net assets attributable to the Portfolio’s Service 2 Class shares. The 12b-1Plan fee waiver letter agreement for ING Intermediate Bond Portfolio was renewed for an additional one-year period through May 1, 2014.